Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 230909

PROSPECTUS SUPPLEMENT

Dated July 25, 2019

(To Prospectus Dated June 4, 2019)

Up to 20,461,364 American Depositary Shares

Each Representing 40 Ordinary Shares

Safe-T Group Ltd.

This prospectus supplement, or the Supplement, modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus (including the information incorporated by reference therein, or the Prospectus, filed by Safe-T Group Ltd., or the Company, dated June 4, 2019, related to the offer and resale by the selling shareholders, or the Selling Shareholders, identified in the Prospectus of up to an aggregate of 20,461,364 American Depositary Shares, or the ADSs, representing Ordinary Shares, no par value, of the Company issuable, or that may in the future become issuable, with respect to: (i) of up to 16,825,000 ADSs issuable upon conversion of debentures including accrued interest, and (ii) up to 3,636,364 ADSs issuable upon exercise of warrants, or the Warrants, held by the Selling Shareholders. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

The Company may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in the Company’s securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before investing in shares of the Company’s securities.

Neither the Securities and Exchange Commission, or the SEC, the Israel Securities Authority nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 24, 2019.

REPRICING OF WARRANTS

On July 23, 2019, the Company entered into a letter agreement, or the Letter Agreement, with each of the Selling Shareholders, whereby the exercise price of an aggregate of 724,636 of the Warrants, or the Reprice Warrants, was reduced from $2.3575 to $1.38 per ADS, in consideration for the Selling Shareholders exercising in full all of the Reprice Warrants. This Supplement is being filed to reflect the reduction in the exercise price of the Reprice Warrants to $1.38 per share as set forth in the Letter Agreement, as described above, and to also reflect the full exercise of the Reprice Warrants.

While we will not receive any proceeds from the sale of the ADSs by the Selling Shareholders, we have received cash proceeds equal to the total exercise price of the Resale Warrants that were exercised for cash upon execution of the Letter Agreement, or approximately $1 million based on the reduced exercise price of $1.38 per ADS.